UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 20, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Vernalis plc

File No. 0-20104 - CF#26542

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       Vernalis plc submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on May 13, 2005.

       Based on representations by Vernalis plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

            Exhibit 4.5(d)   through April 16, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                       Jennifer Riegel
                       Special Counsel